                                                                    EXHIBIT 99.1

First-Quarter Results
April 26, 2001



Significant increase in
sales and income from
ongoing business

Major contribution to
earnings by Oil & Gas

E6 billion profit from sale of
pharmaceuticals

Goal for earnings in 2001
reiterated despite a difficult
environment in the United States


                                                                     [BASF LOGO]

BASF GROUP

                                                   1st Quarter
Million E                                        ----------------      CHANGE
                                                  2001       2000       IN %
                                                 -----      -----      ------
Sales                                            9,289      8,470        9.7
Income from operations before special items        962        923        4.2
Income from operations                             789        967      -18.4
Extraordinary income                             6,010         --         --
Income before taxes and minority interests       6,641        932      612.6
Net income                                       6,193        464          .
Earnings per share (E)                           10.19       0.75          .
                                                 -----      -----      -----
o Thereof extraordinary income                    9.66         --         --
                                                 -----      -----      -----


SALES AND EARNINGS

BASF sold its pharmaceuticals business at the beginning of March 2001. In October of 2000, BASF brought its polyolefins and textile dyes businesses into joint ventures. Sales from ongoing business increased 24.6% in the first quarter of 2001. On this basis, income from operations before special items rose 7% from E905 to E968 million.

Reported sales rose by E819 million or 9.7% to E9,289 million compared with the same quarter of the previous year. Particularly strong contributions were made by the Oil & Gas, Agricultural Products & Nutrition and Chemicals segments as well as by all regions.

Income from operations before special items increased 4% compared with the first quarter of 2000, despite a difficult environment in the United States.

FACTORS INFLUENCING SALES IN COMPARISON WITH PREVIOUS YEAR

in %                                   1ST QUARTER
                                       -----------
Volumes                                    +0.3
Prices                                     +7.3
Currency                                   +1.4
Acquisitions/divestitures                  +0.7
                                           ----
Total                                      +9.7
                                           ----


Income from operations was adversely affected by special items totaling E173 million. These included primarily costs related to the closure of production plants in the United States. Further expenses were incurred in the Agricultural Products division as a result of the sale of inventory acquired from American Home Products that was revalued at market prices (step-ups).

The completion of the sale of our pharmaceuticals business at the beginning of March resulted in preliminary extraordinary income of E6 billion. The final amount will be determined following the availability of the Financial Statements for the Pharmaceuticals division as of February 28/March 2 and the resulting purchase price adjustments.

Income before taxes and special items declined 9.5% to E804 million as a result of the higher level of interest expense due to the financing of last year's acquisitions. By using the proceeds from the sale of the pharmaceuticals business to reduce our financial indebtedness, interest expense will be significantly lower in subsequent quarters.

Excluding the extraordinary income, the BASF Group reported earnings per share of E0.53 in the first quarter. After accounting for taxes of approximately E140 million, the extraordinary income per share is E9.66.

OUTLOOK

In the second quarter, we anticipate a significant increase in income from operations from ongoing business before special items.

We expect that falling prices for raw materials will have a favorable result on costs. Despite a difficult economic situa tion in the United States and Japan, we are confident that we will achieve our goal of an average increase in income from operations before special items from ongoing business of at least 10% for the years 2000 through 2002.

SPECIAL ITEMS                             1ST QUARTER         2ND QUARTER         3RD QUARTER         4TH QUARTER
                                        ---------------      --------------      --------------      --------------
Million E                                2001      2000      2001      2000      2001      2000      2001      2000
                                        -----      ----      ----      ----      ----      ----      ----      ----
INCOME BEFORE TAXES
AND SPECIAL ITEMS                         804       888                 846                 603                 687
Special items
- in income from operations              -173        44                   9                -299                 -84
- in financial result                                                    99                  18                  16
Extraordinary income                    6,010
SPECIAL ITEMS/EXTRAORDINARY INCOME      5,837        44                 108                -281                 -68
INCOME BEFORE TAXES                     6,641       932                 954                 322                 619

SEGMENTS 1ST QUARTER

                                                                             INCOME FROM
                                                                          OPERATIONS BEFORE               INCOME FROM
                                                    SALES                   SPECIAL ITEMS                  OPERATIONS
                                         --------------------------    ------------------------      ------------------------
                                                             CHANGE                      CHANGE                        CHANGE
Million E                                 2001     2000*      IN %     2001      2000*    IN %       2001     2000*     IN %
                                         -----     -----     ------    ----      -----   ------      ----     -----    ------
Chemicals                                1,111       984       12.9     109       147     -25.9       101      147      -31.3
Plastics & Fibers                        2,154     2,745      -21.5      93       224     -58.5        75      267      -71.9
Colorants & Finishing Products           2,091     1,997        4.7     124       192     -35.4       106      191      -44.5
Agricultural Products & Nutrition**      2,095     1,510       38.7     300       153      96.1       225      151       49.0
Oil & Gas                                1,443       854       69.0     376       240      56.7       376      240       56.7
Others                                     395       380        3.9     -40       -33     -21.2       -94      -29         .
o Thereof exploratory research costs                                     47        38      23.7        47       38       23.7
                                         -----     -----      -----     ---       ---     -----       ---      ---      -----
                                         9,289     8,470        9.7     962       923       4.2       789      967      -18.4
                                         -----     -----      -----     ---       ---     -----       ---      ---      -----

* The previous year's figures were adjusted to take account of organizational changes.
** Health & Nutrition (including Pharmaceuticals) until the end of
   February.


CHEMICALS

Sales in this segment rose 13% in the first quarter to E1.1 billion compared with the previous year (volumes 1.8%, prices/ currency 8.9%). Income from operations before special items fell 26% to E109 million in comparison with the same quarter of 2000. Sales and earnings increased in the Inorganics division, whereas the developments in demand and prices in the Petrochemicals division were unsatisfactory, especially in North America. This region was also adversely affected by high energy prices.

SALES BY DIVISION

                                  1ST QUARTER
                               ------------------     CHANGE
Million E                      2001         2000*      IN %
                               ----         -----     ------
Inorganics                      180          149       20.8
Petrochemicals                  481          428       12.4
Intermediates                   450          407       10.6

* Previous year's figures adjusted in accordance with organizational changes:
  The ethylene oxide and glycol plants that were formerly operated by the Specialty Chemicals division were assigned to Petrochemicals.
  The remainder of the Specialty Chemicals division is accounted for in the Colorants & Finishing Products segment.

PLASTICS & FIBERS

In the first quarter, sales for the Plastics & Fibers segment were down 22% compared with the same period in 2000. Excluding the polyolefins business in the previous year, sales increased 4% (volumes -3.2%, prices/currency 5.5%). The decline in sales in the Fiber Products division was largely due to the weakness of the business in the United States. Compared with a very good first quarter in 2000, income from operations before special items in the segment fell by 59% to E93 million. The Fiber Products and Styrenic Polymers divisions were particularly heavily affected due to the weakness of markets for styrene and fibers and a decline in demand in Asia. Special write-downs involving the streamlining of product ranges and sites in the United States placed an additional burden on earnings.


SALES BY DIVISION

                                  1ST QUARTER
                               ------------------     CHANGE
Million E                      2001         2000*      IN %
                               ----         -----     ------
Styrenic Polymers              657           635         3.5
Engineering Plastics           456           406        12.3
Polyurethanes                  686           630         8.9
Fiber Products                 355           398       -10.8
Polyolefins                      -           676           -

*  Previous year's figures adjusted in accordance with organizational changes.

COLORANTS & FINISHING PRODUCTS

First-quarter sales in this segment rose .7% to E2,091 million compared with the previous year. After adjusting for the textile dye business, sales in the Colorants division were at the previous year's level. On a comparable basis, sales in the segment climbed by 10% (volumes 1%, prices/currency 1.5%). The acquisitions made in 2000 also contributed to this result.

Income from operations before special items in the first quarter of 2001 of E124 million was 35% lower than in the same period in the previous year.

Earnings in the Dispersions division were burdened by the start-up costs of the new acrylic acid plant at the site in Kuantan, Malaysia. The Coatings division was particularly affected by the decrease in demand for automotive OEM coatings in North America as a result of the downturn in the economy.

Special charges were incurred in the United States due to the closure of a plant in the Dispersions division as well as unscheduled write-downs.


SALES BY DIVISION

                                  1ST QUARTER
                               ------------------     CHANGE
Million E                      2001         2000*      IN %
                               ----         -----     ------
Colorants                       480         580**      -17.2
Specialty Chemicals             343         308         11.4
Coatings                        573         511         12.1
Dispersions                     695         598         16.2

* Previous year's figures adjusted in accordance with organizational changes (see explanations under Chemicals).

** Including E96 million from textile dyes.


AGRICULTURAL PRODUCTS & NUTRITION

                                                                  INCOME FROM
                                                               OPERATIONS BEFORE               INCOME FROM
1ST QUARTER                              SALES                   SPECIAL ITEMS                  OPERATIONS
                              --------------------------   -------------------------      ------------------------
                                                  CHANGE                      CHANGE                        CHANGE
Million E                      2001     2000       IN %    2001      2000      IN %       2001      2000     IN %
                              -----     ----      ------   ----      ----     ------      ----      ----    ------
Agricultural Products         1,232      542      127.3     285       103      176.7       209       103     102.9
Fine Chemicals                  499      431       15.8      14        29      -51.7       -14        27        .
Pharmaceuticals*                364      537      -32.2       1        21      -95.2        30        21      42.9

* The pharmaceuticals business was sold to Abbott Laboratories on March 2, 2001. The earnings from the sale are shown under extraordinary income.


Agricultural Products: The increase in sales and earnings is due to the expansion of our operations through the acquisition of American Home Products' crop protection business in mid-2000. The start of the new growing season was successful in both Europe and North America.

Special charges for the use of the inventory step-up to higher market values were incurred for the last time.

Fine Chemicals: Higher sales in the Fine Chemicals division are mainly due to the acquisition of Takeda's water-soluble vitamins business, which was completed in January 2001. There were also positive developments in the areas of animal feed additives and cosmetics ingredients. Special charges resulted from the closure of production plants in the United States.

OIL & GAS

First-quarter sales in the Oil & Gas segment climbed 69% to E1,443 million compared with the same period in 2000 (volumes 21%, prices/currency 48%). The segment's exploration and production business area considerably expanded the production of both oil and natural gas. Despite the mild weather, sales in natural gas trading significantly increased.

In the first quarter of 2001, income from operations before special items was E376 million, up 57% compared with the same period in the previous year.

REGIONS 1ST QUARTER


                                                                      INCOME FROM
                                                                   OPERATIONS BEFORE               INCOME FROM
                                             SALES                   SPECIAL ITEMS                  OPERATIONS
                                  --------------------------   -------------------------      ------------------------
Million E                                             CHANGE                      CHANGE                        CHANGE
LOCATION OF COMPANY                2001     2000       IN %    2001      2000      IN %       2001      2000     IN %
                                  -----     -----     ------   ----      ----     ------      ----      ----    ------
Europe                            5,859     5,565       5.3     943       685       37.7       917       722      27.0
o Thereof Germany                 4,039     3,537      14.2     616       456       35.1       602       493      22.1
North America                     2,206     1,869      18.0     -13       118         .       -157       125        .
South America                       428       363      17.9      11        50      -78.0         8        50     -84.0
Asia, Pacific Area, Africa          796       673      18.3      21        70      -70.0        21        70     -70.0
                                  -----     -----      ----     ---       ---      -----       ---       ---     -----
                                  9,289     8,470       9.7     962       923        4.2       789       967     -18.4
                                  -----     -----      ----     ---       ---      -----       ---       ---     -----

First-quarter sales were higher in all regions compared with the previous year. In Europe, income from operations before special items increased 38% in the first quarter to E943 million. The weakness of the North American economy hampered our business in this region. Here, we also incurred special charges relating to the closure of production plants - in particular in the Fine Chemicals, Fiber Products and Dispersions divisions - and to the use of inventory step-up in the Agricultural Products division. In South America, income from operations declined in Brazil.

Income from operations in Asia were adversely affected by the start-up costs of plants at the site in Kuantan, Malaysia and the lower earnings of the Plastics & Fibers segment in Korea.

EMPLOYEES

The number of employees has declined by 10,909 since the end of 2000; 10,675 are accounted for by the sale of the pharmaceuticals business.

                               1ST QUARTER
                           -------------------       YEAR
NUMBER OF EMPLOYEES         2001         2000        2000
-------------------        ------      -------     -------
End of quarter/year        92,364      105,174     103,273
Average                    99,479      104,997     105,784

FINANCE

Cash provided by operating activities was lower than in the comparable period in 2000. In particular, fund commitments were increased as a result of a further rise in receivables, which was also due to the considerable expansion of the agricultural products business. The level of depreciation reflected in earnings remained virtually unchanged compared with the first quarter of the previous year. The rise in amortization of intangible fixed assets was compensated for by a lower level of depreciation on property, plant and equipment. From 2001, additions to tangible assets are depreciated by the straight-line method in the BASF Group financial statements rather than the declining balance method. The declining balance method will still be used for property, plant and equipment recorded on the books before this date.

Cash used in investing activities resulted in a large cash inflow, since the profits from the sale of our pharmaceuticals business were considerably higher than our ongoing capital expenditures.

The surplus was primarily used to reduce financial indebtedness. This is reflected in the cash used in financing activities. Since the end of 2000, total assets have increased by E3.5 billion or 9% to E42 billion. In particular, this rise resulted from increased cash and cash equivalents and the remaining amount from the sale of pharmaceuticals.


CONSOLIDATED STATEMENTS OF CASH FLOW 1ST QUARTER

Million E                                                  2001          2000
                                                          ------        ------
Net income*                                                  323           464
Depreciation of fixed assets                                 630           631
Changes in net current assets                             -1,135        -1,123
Miscellaneous items                                         -220             5
CASH PROVIDED BY OPERATING ACTIVITIES                       -402           -23
Additions to tangible and intangible fixed assets           -574          -575
Acquisitions and divestitures, net                         6,039          -115
Financial investments and other items                         54           235
CASH USED IN INVESTING ACTIVITIES                          5,519          -455
Proceeds from capital increases                               -2          -243
Changes in financial indebtedness                         -3,140           458
Dividends                                                    -17            -9
CASH USED IN FINANCING ACTIVITIES                         -3,159           206
Net changes in cash and cash equivalents                   1,958          -272
Initial cash and cash equivalents and other changes          576         1,027
CASH AND CASH EQUIVALENTS                                  2,534           755
Marketable securities                                        334           442
LIQUID FUNDS AS SHOWN ON THE BALANCE SHEET                 2,868         1,197

* Excluding extraordinary income.


FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may or may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. [The Annual Report on Form 20-F is also available on the Internet at www.basf.com.] We do not assume any obligation to update the forward-looking statements contained in this report.

FINANCIAL STATEMENT OF THE BASF GROUP (ABRIDGED VERSION)
CONSOLIDATED STATEMENTS OF INCOME                                      Million E

                                                     1st Quarter
                                                   ----------------       CHANGE
                                                    2001       2000        IN %
                                                   -----      -----       ------
SALES, NET OF PETROLEUM AND NATURAL GAS TAXES      9,289      8,470          9.7
Cost of sales                                      6,131      5,411         13.3
GROSS PROFIT ON SALES                              3,158      3,059          3.2

Selling expenses                                   1,386      1,343          3.2
General and administrative expenses                  183        162         13.0
Research and development expenses                    377        343          9.9
Other operating income                               319        257         24.1
Other operating expenses                             742        501         48.1
INCOME FROM OPERATIONS                               789        967        -18.4

Financial results                                   -158        -35           .
INCOME FROM ORDINARY ACTIVITIES                      631        932        -32.3

Extraordinary income                               6,010         --           --
INCOME BEFORE TAXES AND MINORITY INTERESTS         6,641        932        612.6

Income taxes                                         435        458         -5.0
Minority interests                                    13         10         30.0
NET INCOME                                         6,193        464           .
EARNINGS PER SHARE (E)                             10.19       0.75           .
o Thereof extraordinary income                      9.66         --           --
Number of shares in millions (weighted)              608        617         -1.5


CONSOLIDATED BALANCE SHEETS                                            Million E

                                                       MARCH 31
ASSETS                                             ----------------     CHANGE    Dec. 31     CHANGE
                                                    2001      2000       IN %       2000       IN %
                                                   ------    ------     ------    -------     ------
FIXED ASSETS                                       21,201    16,530       28.3     21,769       -2.6

Inventories                                         5,000     4,316       15.8      5,211       -4.0
Accounts receivable, trade                          7,230     6,127       18.0      6,068       19.1
Miscellaneous receivables                           4,558     2,448       86.2      3,370       35.3
Deferred taxes                                      1,151     1,265       -9.0      1,270       -9.3
Cash and cash equivalents                           2,868     1,197      139.6        870      229.7
CURRENT ASSETS                                     20,807    15,353       35.5     16,788       23.9
TOTAL ASSETS                                       42,008    31,883       31.8     38,557        9.0

                                                       MARCH 31
STOCKHOLDERS' EQUITY AND LIABILITIES               ----------------     CHANGE    Dec. 31     CHANGE
                                                    2001      2000       IN %       2000       IN %
                                                   ------    ------     ------    -------     ------
Subscribed capital and capital surplus              4,315     4,265        1.2      4,301        0.3
Retained earnings and other equity                 15,443     9,921       55.7      9,513       62.3
Minority interests                                    376       473      -20.5        481      -21.8
STOCKHOLDERS' EQUITY                               20,134    14,659       37.3     14,295       40.8


Provisions                                          9,994     9,065       10.2      9,543        4.7
Financial indebtedness                              4,563     1,685      170.8      7,892      -42.2
Other liabilities                                   7,317     6,474       13.0      6,827        7.2
LIABILITIES                                        21,874    17,224       27.0     24,262       -9.8
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES         42,008    31,883       31.8     38,557        9.0

The interim balance has not been audited.

Publisher:

BASF Aktiengesellschaft
Central Department Communications
67056 Ludwigshafen
Germany

You can order this and other BASF
publications

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IMPORTANT DATES

  AUGUST 7, 2001
o INTERIM REPORT
  SECOND QUARTER 2001

  NOVEMBER 13, 2001
o INTERIM REPORT
  THIRD QUARTER 2001

  MARCH 14, 2002
o FINANCIAL RESULTS 2001

  APRIL 30, 2002
o ANNUAL MEETING

CONTACTS

CORPORATE MEDIA RELATIONS:
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TEL.:  +49 621 60-99938
FAX: +49 621 60-20129

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TEL.:  +49 621 60-48230
FAX: +49 621 60-22500

INTERNET:
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GERMANY